Investor Relations Contact:
Ken Lowe
Sigma Designs, Inc.
Tel: 408/957-9850
Fax: 408/957-9741
IR@sdesigns.com

For Immediate Release

SIGMA DESIGNS, INC. REPORTS SECOND QUARTER RESULTS

MILPITAS, Calif.—August 30, 2005—Sigma Designs®, Inc. (Nasdaq: SIGM), a leader in digital media processors for consumer appliances, announced results for its second fiscal quarter ended July 31, 2005.

Net revenues for the second quarter were $7,961,000, up 25% from $6,375,000 for the previous quarter and down 2% from $8,088,000 reported for the same period last year. Sigma reported a net profit of $163,000 or $0.00 per basic and diluted share in the second quarter. This compares to a net loss of $717,000, or $0.03 per basic and diluted share, for the previous quarter, and net profit of $1,169,000 or $0.06 per basic share and $0.05 per diluted share during the same period one year ago. The increase in revenue is primarily attributable to increased sales of IP video applications and higher development contract revenues.

"We are pleased to report a substantial increase in revenue this quarter, with many accounts showing steady demand for our chipsets. Our design activity is at an all-time high with the majority of our efforts placed on top-tier accounts across multiple segments. Our heaviest focus remains on IPTV set-top box opportunities, where we enjoy a leadership position in both technology and market share. The announcement of our new SMP8634 sampling has further demonstrated our technological superiority and galvanized our position at multiple accounts. Looking forward, we see meaningful top-line growth potential starting in our fourth quarter, and moving into our next fiscal year," stated Thinh Tran, chairman and chief executive officer, Sigma Designs.

Recent business developments include:

- Began sampling the new SMP8634 media processor, designed for the latest Internet Protocol Television (IPTV) set-top boxes, and high-definition DVD players. The SMP8634 represents a milestone for the media processor industry, providing the first system-on-chip processor that not only decodes H.264 (AVC), VC-1 and MPEG-2, but also supports multi-stream decoding of any format, up to the equivalent of two simultaneous high-definition streams, along with full-screen graphics.

- Announced that TISNet, a subsidiary of Tatung Company, currently responsible for Tatung Company's worldwide DSTB, NPVR, digital home product sales, and software development and technical support, launched its set-top box (STB), the STB4000C, based on Sigma Designs' EM8620 and EM8622 media processors.

The conference call relating to second quarter results will take place following this announcement at 5:00 PM EDT today, August 30. The dial-in number is 800-901-5231 (international callers dial 617-786-2961) and the passcode is 53172610. Investors will have the opportunity to listen live to the conference call via the Internet through www.sigmadesigns.com/investors/overview or over CCBN's Investor Distribution Network to both institutional and individual investors. Individual investors can listen to the call through CCBN's individual investor center at www.fulldisclosure.com or by visiting any of the investor sites in CCBN's Individual Investor Network. Institutional investors can access the call via CCBN's password-protected event management site, StreetEvents (www.streetevents.com). To listen to the live call, please go to the Web site at least 15 minutes early to register, download, and install any necessary audio software. For those who cannot listen to the live broadcast, a replay will be available shortly after the call by dialing into 1-888-286-8010 (international callers dial 617-801-6888) and use passcode 44654396. The audio replay will be available for one week after the call. For further information, please see the link on our website at www.sigmadesigns.com/.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including statements regarding our expected operating performance and business prospects as we move into next year. Actual results may vary materially due to a number of factors including, but not limited to, general economic conditions, including continuance of the current economic conditions specific to the semiconductor industry, the rate of growth of the set-top box market in general, our ability to deploy and achieve market acceptance for Sigma products in these markets, the ability of our REALmagic MPEG silicon to compete with other technologies or products in these emerging markets, the risk that such products will not gain widespread acceptance, or will be rendered obsolete, by product offerings of competitors or by alternative technologies, the risk that anticipated design wins will not materialize and that actual design wins will not translate into launched product offerings, and other risks including delays in the manufacturer's deployment of set-top boxes. Other risk factors are detailed from time to time in our SEC reports, including the report on Form 10-K for the year ended January 31, 2005 and the report on Form 10-Q for the quarter ended April 30, 2005. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Sigma undertakes no obligation to publicly release or otherwise disclose the result of any revision to these forward-looking statements that may be made as a result of events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

About Sigma Designs, Inc.

Sigma Designs (Nasdaq: SIGM) specializes in silicon-based media processors for IPTV set-top boxes, digital media receivers, high definition DVD players, HDTV, and portable media players. The company's award-winning REALmagic® Video Streaming Technology is used in a variety of consumer applications providing highly integrated solutions for high-quality decoding of H.264, WMV9, MPEG-4, MPEG-2 and MPEG-1. Headquartered in Milpitas, Calif., the company also has sales offices in China, Europe, Hong Kong, Japan, Korea and Taiwan. For more information, please visit the company's web site at *www.sigmadesigns.com/*.

REALmagic and Sigma Designs are registered trademarks of Sigma Designs. All other products and companies referred to herein are trademarks or registered trademarks of their respective companies.

####

Following are comparative, unaudited highlights of the second quarter and first half of fiscal 2006 and 2005:

Quarter ended July 31,		2005		2004
Net revenues	$	7,961,000	$	8,088,000
Net income	$	163,000	$	1,169,000
Basic net income per share	$	-	$	0.06
Basic weighted average shares		21,286,000		20,750,000
Diluted net income per share	$	-	$	0.05
Diluted weighted average shares		23,948,000		23,135,000

Six months ended July 31,		2005		2004
Net revenues	$	14,336,000	$	15,872,000
Net income (loss)	$	(554,000)	$	1,332,000
Basic net income (loss) per share	$	(0.03)	$	0.06
Basic weighted average shares		21,237,000		20,712,000
Diluted net income (loss) per share	$	(0.03)	$	0.06
Diluted weighted average shares		21,237,000		23,230,000

SIGMA DESIGNS, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

(Unaudited)

	July 31, 2005	January 31, 2005*
Assets		
Current assets:		
Cash and cash equivalents	$ 11,288	$ 10,250
Short-term investments	7,570	8,529
Accounts receivable - net	5,457	6,417
Notes receivable - related party	500	-
Inventories	3,279	3,675
Prepaid expenses and other	603	764
Total current assets	28,697	29,635
Equipment and leasehold improvements, net	1,776	1,756
Long-term investments	3,313	3,313
Other assets	168	233
Total	$ 33,954	$ 34,937
Liabilities and shareholders' equity		
Current liabilities:		
Accounts payable	1,968	3,540
Accrued liabilities and other	1,943	2,097
Current portion of bank lines of credit	179	-
Total current liabilities	4,090	5,637
Bank line of credit	343	-
Other - long term liabilities	148	188
Shareholders' equity:		
Common stock	89,034	88,207
Accumulated other comprehensive income	16	28
Accumulated deficit	(59,677)	(59,123)
Total shareholders' equity	29,373	29,112
Total	$ 33,954	$ 34,937

*Derived from audited balance sheet included in the Company's annual report on Form 10-K for the year ended January 31, 2005.

SIGMA DESIGNS, INC,
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)
(Unaudited)

	Three months ended July 31,		Six months ended July 31,	
	2005	**2004**	**2005**	**2004**
Net revenues	$ 7,961	$ 8,088	$ 14,336	$ 15,872
Costs and expenses:				
Costs of revenues	2,421	2,300	4,683	4,935
Research and development	3,472	2,848	7,037	5,952
Sales and marketing	1,242	1,222	2,454	2,426
General and administrative	788	935	2,023	1,649
Total costs and expenses	7,923	7,305	16,197	14,962
Income from operations	38	783	(1,861)	910
Gain on sales of long-term investment	-	-	1,083	-
Interest and other income (expense), net	126	416	228	453
Income (loss) before income taxes	164	1,199	(550)	1,363
Provision for income taxes	1	30	4	31
Net income (loss)	$ 163	$ 1,169	$ (554)	$ 1,332
Basic net income (loss) per share	$ -	$ 0.06	$ (0.03)	$ 0.06
Shares used in computing per share amount	21,286	20,750	21,237	20,712
Diluted net income (loss) per share	$ -	$ 0.05	$ (0.03)	$ 0.06
Shares used in computing per share amount	23,948	23,135	21,237	23,230